Filed pursuant to Rule 433
Dated September 17, 2012

Relating to
Pricing Supplement No. 336 dated September 17, 2012 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series G

Euro Fixed Rate Senior Registered Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	€1,000,000,000
Maturity Date:	September 21, 2017
Trade Date:	September 17, 2012
Original Issue Date (Settlement):	September 21, 2012 (T+4)
Interest Accrual Date:	September 21, 2012
Issue Price (Price to Public):	99.687%
Agents’ Commission:	0.35%
All-in Price:	99.337%
Net Proceeds to Issuer:	€993,370,000
Interest Rate:	3.75% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each September 21, commencing September 21, 2013
Day Count Convention:	Actual/Actual (ICMA)
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€1,000
Business Days:	London, TARGET Settlement Day and New York
Listing:	Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market
ISIN:	XS0832446230
Common Code:	083244623
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	Baa1 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011